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FEB 28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Barclay 503-317-4050

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
KPMG LLP
1300 S.W. Fifth Avenue, Suite 3800
Portland, Oregon 97201

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

DB

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Atif Javed Ijaz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2017 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/18
Date

President
Title

Notary Public

My Commission Expires: 9-27-2020

OFFICIAL STAMP
NICOLE ALISON DENNEY
NOTARY PUBLIC-OREGON
COMMISSION NO. 954922
MY COMMISSION EXPIRES SEPTEMBER 27, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the Company) as of December 31, 2017, the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules G, H, and I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules G, H, and I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Portland, Oregon
February 26, 2018

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	4,005,185
Due from affiliates		358,529
Prepaid expenses		181,057
Deferred tax asset, net		529,764
Property and equipment, net		3,955
Other assets		2,151
Total assets	$	5,080,641
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	1,853,172
Due to affiliates		415,349
Income tax payable, net		174,908
Payroll related and other payables		319,126
Other liabilities		8,506
Total liabilities		2,771,061
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,080,641

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commission income	$	21,613,180
Expenses:		
Commissions		21,613,180
Personnel		5,721,148
Sales and travel		1,751,771
Occupancy		1,313,367
Service and administration fees		305,427
Telephone		252,215
Printing and postage		263,284
Variable allocated expenses		2,076,622
Other expenses		216,103
Total expenses		33,513,117
Operating expense offset for services provided to affiliates		(11,823,059)
Net expenses		21,690,058
Loss before income tax benefit		(76,878)
Income tax benefit		(76,878)
Net income	$	-

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES TO FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		197,252
Depreciation		2,393
Changes in assets and liabilities:		
Due to/from affiliates		(1,304,137)
Prepaid expenses		36,696
Income tax payable/ receivable, net		327,869
Commissions payable		6,975
Payroll related and other payables		28,992
Other, net		2,296
Net cash used in operating activities		(701,664)
Cash flows from investing activities:		
Acquisition of property and equipment		(1,051)
Net cash used in investing activities		(1,051)
Decrease in cash and cash equivalents		(702,715)
Cash and cash equivalents, beginning of year		4,707,900
Cash and cash equivalents, end of year	$	4,005,185
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	601,920

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2017	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580
Net income	-	-	-	-
Balance, December 31, 2017	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). Standard, Standard Retirement Services and the Company have entered into an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the three companies. Standard and Standard Retirement Services are both wholly-owned subsidiaries of StanCorp. The Company engages in numerous transactions with Standard and Standard Retirement Services, which are affiliates of the Company. Pursuant to the Administrative Services and Treasury Agreements, certain expenses incurred by the Company are allocated at cost to the affiliates. These allocated costs may not be comparable to those that would be exchanged between unrelated parties.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less as of the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and from Affiliates — Amounts due from affiliates were $358,529 as of December 31, 2017. Amounts due to affiliates were $415,349 as of December 31, 2017.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Other Assets — Other assets primarily consists of renewal deposits with the Financial Industry Regulatory Authority, Inc. ("FINRA").

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment on a straight-line basis using a half-year convention. As of December 31, 2017, the Company had $3,955 of property and equipment, net of accumulated depreciation. Accumulated depreciation was $14,705 as of December 31, 2017. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of fixed assets was 2.4 years as of December 31, 2017.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable amounts subject to state escheat reporting and sales taxes payable.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries and benefits paid to the Company's personnel.

Sales and Travel Expense — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's services and Standard's products.

Occupancy Expense — Occupancy expense represents rent payments for the Company's offices.

Service and Administration Fees — Service and administration fees represent fees paid to external vendors for bank fees and fund administration fees.

Telephone Expense — Telephone expense includes all phone service fees and long distance services.

Printing and Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement plan business.

Variable Allocated Expenses — Variable allocated expenses consists of allocated overhead costs from Standard which include, but are not limited to, information technology expenses, human resources, accounting and legal expenses.

Other Expenses — Other expenses include office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Administrative Services and Treasury Agreements with Standard and Standard Retirement Services, non-commission expenses, including income taxes, are allocated to these affiliates by an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of Standard and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2017 the Company did not have any material uncertain tax positions. Years currently open for audit by the Internal Revenue Service are 2014 through 2017. As of December 31, 2017 the Company had a net deferred tax asset of $529,764. Included in the provision for income tax expense was $33,232 of deferred tax expense for 2017. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of

permanent differences and the inclusion of state and local income taxes. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2017, as it is more likely than not that the deferred tax asset will be fully realized. The combined federal and state effective tax rate was 100% for 2017. The primary cause for the difference in the effective tax rate was due to the allocation of expenses to Standard and Standard Retirement Services via an operating expense offset. See "Operating Expense Offset for Services Provided to Affiliates" for more information. The effective tax rate also included prior year federal, state, and local net tax expense adjustments of $343,965. Due to tax reform legislation enacted on December 22, 2017, deferred tax assets and liabilities were re-measured as of the date of enactment, at the 21% corporate tax rate that becomes effective on January 1, 2018 and the impact of the change in the tax rate was recognized through the current year income statement. This resulted in further differences between current year income tax expense and taxes computed at the current corporate tax rate of 35%. It is the Company's accounting policy to record interest paid on income tax liabilities as interest expense. Income tax penalties incurred are recorded as an operating expense. The Company did not incur any interest or penalties related to income tax during 2017.

Credit Risk Concentration — Over the course of 2017 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements

Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*— In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, *Revenue from Contracts with Customers*. The main objective of ASU No. 2014-09 is to provide a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. For public business entities, ASU No. 2014-09 is effective for annual reporting periods and interim reporting periods within those annual reporting periods beginning after December 15, 2017. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company's revenues are primarily from soliciting third-party broker dealers and are treated as a single performance obligation. Revenue is currently recognized on a monthly basis after the performance obligation is completed within each reporting period. The current accounting is appropriate within the new ASC No. 606 framework; therefore, the Company does not expect any changes to the amount or timing of revenue recognized after adoption of this ASU.

Subsequent Events—The Company has evaluated subsequent events through the date these financial statements were available to be issued, February 26, 2018, and concluded that there are no material subsequent events, which would require further disclosure.

2. COMMITMENTS AND CONTINGENCIES

Standard leases certain buildings and equipment and allocates a portion of this expense to the Company under an intercompany service agreement. This agreement is cancellable with a 180 day written notice.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the SEC, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,234,124 as of December 31, 2017, which was $1,049,387 in excess of the net capital requirement. The Company's ratio of aggregate indebtedness to the net capital requirement was 2.25 to 1 as of December 31, 2017.

The declaration and payment of dividends or return of capital to StanCorp is subject to the discretion of the Company's Board of Directors depending on financial condition, cash requirements, future prospects, net capital requirements and approval from FINRA. The Company declared no dividends during 2017.

* * * * * *

Supplemental Schedule G
STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		1,075,456
Net capital before haircut on security positions		1,234,124
Haircut on security positions		-
Net capital	$	1,234,124
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,771,061
Ratio of aggregate indebtedness to net capital		2.25 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	184,737
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	184,737
Excess net capital	$	1,049,387
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	957,018

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017. As such no reconciliation is needed.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule H

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule I

STANCORP EQUITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc. Exemption Report (the Exemption Report), in which (1) StanCorp Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Portland, Oregon
February 26, 2018

StanCorp
Financial Group℠

STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

[signature] 2/26/18
Signature Date

President
Title

1100 SW Sixth Avenue
Portland OR 97204-1093
tel 888.937.4783

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

* * * * * *

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

TheStandard®

February 27, 2018

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
415

SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: StanCorp Equities, Inc., CRD #19517
2017 Audited Financial Statements

Enclosed are two copies of the 2017 audited financial statements for StanCorp Equities Inc., filed in accordance with SEC Rule 17a-5(e)(3).

StanCorp Equities, Inc. qualifies for exclusion from membership under the Securities Investor Protection Act of 1970 as all revenues are generated from sources excluded from SIPC coverage. A Certification of Exclusion from Membership, Form SIPC-3, was filed with SIPC January 8, 2018.

Sincerely,

Roberta Monroe, IACCP℠
Chief Compliance Officer

1100 SW Sixth Avenue
Portland, OR 97204
Tel: 971.321.8429
Fax: 971.321.7998
StanCorp Equities, Inc. — Member FINRA